
October 4, 2024

Kimball Carr
Chief Executive Officer
Inspire Veterinary Partners, Inc.
780 Lynnhaven Parkway
Suite 400
Virginia Beach, VA 23452

        Re: Inspire Veterinary Partners, Inc.
              Registration Statement on Form S-3
              Filed September 27, 2024
              File No. 333-282355

Dear Kimball Carr:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Richie at 202-551-7857 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Industrial Applications and Services

cc: Cassi Olson